                          CORPORATE ORGANIZATION CHART


As of December 31, 1996, the organization chart of corporate structure and ownership is shown below. Percent figures show percent ownership of shares by parent. Jurisdiction of organization is shown in parentheses.



McM CORPORATION (NC)   56-1171691

 - - 100% - - Equity Holdings, Inc. (DE)  56-1651565

 - - 100% - - Occidental Fire & Casualty Company of North
                Carolina (NC)  84-0513811

 - - 100% - - Wilshire Insurance Company (NC)  56-1507441




Note: Two entities, Equity American Financial Service, Inc. and Equity American General Agency, Inc., have been formed as North Carolina corporations. Although neither company has been fully activated or capitalized, it is anticipated that they might be utilized in additional marketing programs in the future.


                                       80